Exhibit 99.5

NICE Actimize X-Sight Wins FTF News “Best Financial Crime Prevention
Technology” Award for Third Consecutive Year

X-Sight allows financial services organizations to adapt to changing needs with the power of native cloud, machine-led detection and self-learning capabilities

Hoboken, NJ, November 10, 2020 – For the third consecutive year, NICE Actimize, a NICE (Nasdaq: NICE) business and the industry leader in Autonomous Financial Crime Management, was named “Best Financial Crime Prevention Technology” category winner in Financial Technologies Forum / FTF News 2020 Technology Innovation Awards. The final award winners for this year’s competition were determined by votes cast online by FTF News’ readers and industry participants. The 2020 FTF Technology Innovation Awards honor software, services and systems that help firms withstand an onslaught of state-of-the-art financial crime.

Offering the industry’s broadest line of financial crime-fighting solutions, NICE Actimize excelled this past year with important updates to Autonomous Financial Crime Management, including its cloud-based X-Sight Financial Crime Risk Management Platform-as-a-Service which offers a single, unified, cost-effective way for financial service organizations to rapidly innovate and introduce new services while supporting best-in-class financial crime, risk and compliance management capabilities.

The award-winning X-Sight Platform-as-a-Service stays ahead of money laundering, fraud and financial crime activities with better, faster ways to identify new attack vector patterns, recognizing activity associated with these patterns, and taking appropriate action when a pattern of interest is identified.

Craig Costigan, CEO, NICE Actimize, said, "As financial services organizations adapt to changing patterns in financial crime, the X-Sight Financial Crime Risk platform provides a host of benefits, including its data-driven, machine-led analytics, and allows them to adapt and scale to meet growing operational requirements. We thank the readers of FTF News for their continuing confidence in our financial crime risk solutions and platforms.”

Maureen Lowe, Founder and President, FTF News, said, “This year’s competition was one of our largest awards competitions ever, featuring more than 75 nominated organizations. Congratulations to those firms, such as NICE Actimize, that demonstrated leadership and innovation in a highly competitive field during a very challenging time. Our winners should be proud of their accomplishments which also reflect their dedication and service to our industry.”

Also contributing to its leadership in the financial crime category this year, NICE Actimize launched significantly updated versions of the financial crime solutions contained in its Autonomous Financial Crime Management portfolio. Among these were SURVEIL-X, the Industry’s first AI-powered, cloud-native, true holistic surveillance solution suite and CDD-X, the next-generation Know Your Customer/Customer Due Diligence (KYC/CDD) solution which is the latest addition to the Actimize Autonomous AML solution set.

About Financial Technologies Forum
Financial Technologies Forum, LLC (FTF) is the place to learn from, market to and interact with the people and companies that are driving the post-trade processing industry. FTF is committed to being a timely and reliable source for thought-leading opinions and insights, valuable news and effective training for everyone in post-execution operations. For vendors to this industry, the forum provides an efficient, cost-effective platform from which to generate top-of-mind awareness among their target markets via content marketing, sponsorships, webinars, advertising and much more.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.